Exhibit 99.1

GERDAU S.A. CNPJ/MF n.º 33.611.500/0001-19 NIRE: 33300032266 NOTICE TO THE MARKET Gerdau, jointly with Votorantim Cimentos and Grupo Tigre, announces the creation of a new company to manage and promote a loyalty program for Brazil’s retail construction industry, called Juntos Somos +. The initiative functions like a benefits program for stores and respective vendors, with the aim of improving service to end customers and to construction industry professionals. This means that each sale of products of the companies participating in the program (steel, cement, mortar and grout, pipes and fittings, etc.) generates points, which can be exchanged for goods or services by store owners, vendors and clerks, according to the results of interest and applicable regulations. For example, points can be exchanged for technical courses, management training programs, goods and equipment, software sales and more. Votorantim Cimentos, founder of the program in 2015, will have a 45% stake, while Gerdau and Grupo Tigre each had 27.5%. The operation of the new company is subject to approval from Brazil’s antitrust agency CADE (Conselho Administrativo de Defesa Econômica). São Paulo, April 11, 2018. Harley Lorentz Scardoelli Executive Vice-President Investor Relations Officer